Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CNW

FOR:    Sierra Wireless, Inc.

TSX:  SW

NASDAQ:  SWIR

May 4, 2011

Sierra Wireless Reports First Quarter 2011 Results

•                  Revenue in the first quarter 2011 of $144.3 million, in-line with guidance

•                  Mobile Computing well positioned in 4G to drive growth in second half

•                  M2M represented 50% of sales in the first quarter of 2011 and core M2M revenue grew 16% year-over-year, excluding Barnes & Noble

VANCOUVER, BRITISH COLUMBIA — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported first quarter 2011 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (“GAAP”), except as otherwise indicated below.

Revenue for the first quarter of 2011 was $144.3 million, a decrease of 5% compared to $151.3 million in the first quarter of 2010. Mobile Computing revenue was $71.6 million, up 14% compared to $62.6 million in the first quarter of 2010. Machine-to-Machine (“M2M”) revenue was $72.7 million, down 18% compared to $88.7 million in the first quarter of 2010.  The year-over-year revenue decrease in M2M was driven by significantly lower sales to Barnes & Noble, declining from $26.7 million in the first quarter of 2010 to $0.7 million in the first quarter of 2011, offset by solid year-over-year revenue growth of 16% in the remainder of the M2M business.

“While we are experiencing some weakness in the first half of 2011, we believe this is a short-term situation and expect to return to year-over-year growth and profitability in the second half,” said Jason Cohenour, President and Chief Executive Officer.  “The company continues to execute on our strategy and make good progress on a number of business initiatives.  In Mobile Computing, we have a strong pipeline of 4G products and anticipate numerous launches with leading operators and PC OEMs during the year.  In M2M, we continue to build on our market leadership position and expand our role in the value chain.”

On a GAAP basis, gross margin was $39.5 million, or 27.4% of revenue, in the first quarter of 2011 compared to $46.3 million, or 30.6% of revenue, in the first quarter of 2010.   Operating expenses were $48.9 million and loss from operations was $9.4 million in the first quarter of 2011, compared to operating expenses of $50.8 million and a loss from operations of $4.5 million in the first quarter of 2010.  Net loss was $7.8 million, or $0.25 per diluted share, in the first quarter of 2011 compared to a net loss of $7.5 million, or $0.24 per diluted share, in the first quarter of 2010.

On a non-GAAP basis, gross margin was 27.4% in the first quarter of 2011, compared to 30.7% in the first quarter of 2010. Operating expenses were $43.2 million and loss from operations was $3.6 million in the first quarter of 2011, compared to operating expenses of $42.3 million and earnings from operations of $4.1 million in the first quarter of 2010. Net loss was $2.4  million, or $0.08  per diluted share, in the first quarter of 2011 compared to net earnings of $4.1 million, or $0.13 per diluted share, in the first quarter of 2010.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition amortization, integration costs, restructuring costs, foreign exchange gains or losses on translation of balance sheet accounts, and tax adjustments.  We disclose these non-GAAP amounts as we believe that these measures provide our shareholders with better information on actual operating results and assist in comparisons from one period to another.  The reconciliation between our GAAP and non-GAAP results of operations is provided in the accompanying schedules.

Financial Guidance

The following guidance for the second quarter of 2011 reflects current business indicators and expectations.  In the second quarter of 2011, we expect revenue to remain relatively flat sequentially from the first quarter and we expect Non-GAAP gross margin percentage to increase modestly compared to the first quarter of 2011 as we realize targeted product cost reductions.  Primarily due to unfavourable foreign exchange created by a strengthening euro and Canadian dollar, we expect Non-GAAP operating expense to increase modestly compared to the first quarter of 2011.

With respect to the recent natural disaster in Japan, we expect to see some modest impact on our business in the second quarter of 2011.   We are experiencing some component supply constraints and, in the second quarter, we expect the impact to be approximately $2 million in revenue.

For the second half of 2011, we expect year-over-year revenue and earnings growth.

Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Q2 2011 Guidance	Consolidated Non-GAAP

Revenue	$140.0 to $145.0 million
Earnings (loss) from operations	($5.0) to ($3.0) million
Net earnings (loss)	($3.8) to ($2.2) million
Earnings (loss) per share	($0.12) to ($0.07) per share

Conference Call, Webcast and Instant Replay Details

We will host a conference call to review our results on Wednesday, May 4, 2011 at 2:30 p.m. PDT, 5:30 p.m. EDT. You can participate in the conference call either via telephone or webcast. To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call.

Telephone participation:

Toll free (Canada and U.S.):	1-888-231-8191	Passcode: Not required
or
Outside Canada and the U.S.:	1-647-427-7450	Passcode: Not required

Webcast:

We will also broadcast our conference call over the Internet. To access the web broadcast, please follow the link below and choose one of the following options:

•                  If you are following the conference call on the phone, please choose the “Non-Streaming” version

•                  If you would prefer to follow online only, with streaming audio, select any of the other options according to your preferred format

http://event.on24.com/r.htm?e=288251&s=1&k=FBF41962C96C836695287538BA3CBF9B

This webcast event will be optimized for Microsoft Windows Media Player version 11. To download go to:

http://www.microsoft.com/windows/windowsmedia/download

Should you be unable to participate, Instant Replay (audio) will be available following the conference call for 7 business days. The webcast will be available at the above link for 90 days following the call.

Audio only dial: 1-800-642-1687 or 1-416-849-0833

Passcode:  45205838 #

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the second quarter of 2011 and our fiscal year 2011, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”,  “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”;

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly;

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  That wireless network operators will deploy next generation networks when expected;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties.  As a result, our actual results, achievements and developments in our business may differ significantly from our current expectations. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.  Certain of these material risks are listed below:

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed.

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” is a registered trademark of Sierra Wireless. “AirPrime,” “AirLink,” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1181

Website: www.sierrawireless.com

Email: investor@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations

(Expressed in thousands of United States (“U.S.”) dollars, except per share amounts)

(Unaudited)

Three months ended March 31,	2011	2010

Revenue	$144,275	$151,317
Cost of goods sold	104,811	104,983
Gross margin	39,464	46,334

Expenses:
Sales and marketing	12,268	14,156
Research and development	23,512	20,541
Administration	9,385	9,584
Restructuring	325	1,611
Integration	540	1,846
Amortization	2,848	3,106
	48,878	50,844
Loss from operations	(9,414)	(4,510)
Foreign exchange gain (loss)	422	(3,658)
Other expense	(40)	(130)
Loss before income taxes	(9,032)	(8,298)
Income tax recovery	(1,199)	(689)
Net loss	(7,833)	(7,609)
Net loss attributable to the non-controlling interest	(44)	(88)
Net loss attributable to the Company	$(7,789)	$(7,521)

Loss per share attributable to the Company:
Basic	$(0.25)	$(0.24)
Diluted	$(0.25)	$(0.24)

Weighted average number of shares (in thousands):
Basic	31,237	31,050
Diluted	31,237	31,050

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$86,197	$85,443
Short-term investments	24,559	26,405
Accounts receivable, net of allowance for doubtful accounts of $3,998 (2010 — $4,606)	106,135	117,397
Inventories	20,889	22,134
Deferred income taxes	9,583	9,577
Prepaid expenses and other	26,772	24,542
	274,135	285,498

Property, plant and equipment	20,679	22,635
Intangible assets	68,261	69,024
Goodwill	92,541	90,953
Deferred income taxes	635	836
Other assets	661	622
	$456,912	$469,568

Liabilities
Current liabilities:
Accounts payable	$49,148	$63,451
Accrued liabilities	73,989	74,019
Deferred revenue and credits	970	987
Current portion of long-term obligations	1,287	1,470
Current portion of obligations under capital leases	284	324
	125,678	140,251

Long-term obligations	27,884	24,724
Obligations under capital leases	270	263
Deferred income taxes	942	1,143
	154,774	166,381
Equity
Shareholders’ equity:
Share capital	327,981	327,668
Shares held for restricted share unit (“RSU”) distribution, at cost	(1,896)	(3,908)
Additional paid-in capital	16,438	16,926
Deficit	(40,956)	(33,167)
Accumulated other comprehensive loss	(525)	(5,471)
	301,042	302,048
Non-controlling interest	1,096	1,139
	302,138	303,187
	$456,912	$469,568

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

Three months ended March 31,	2011	2010
Cash flows from operating activities:
Net loss	$(7,833)	$(7,609)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities Amortization	8,612	8,721
Stock-based compensation	1,631	1,694
Non-cash restructuring and other	—	4
Deferred income tax	—	(8)
Gain on disposal of property, plant and equipment	(8)	—
Changes in operating assets and liabilities
Accounts receivable	12,220	(12,327)
Inventories	1,334	595
Prepaid expenses and other assets	(1,121)	(49)
Accounts payable	(14,998)	3,463
Accrued liabilities	1,681	(2,462)
Deferred revenue and credits	(42)	70
Net cash provided by (used in) operating activities	1,476	(7,908)

Cash flows from investing activities:
Proceeds on disposal of property, plant and equipment	13	—
Purchase of property, plant and equipment	(1,963)	(1,915)
Increase in intangible assets	(741)	(977)
Purchase of short-term investments	(20,437)	(7,090)
Proceeds on maturity of short-term investments	22,284	22,886
Net cash (used in) provided by investing activities	(844)	12,904

Cash flows from financing activities:
Issuance of common shares, net of share issue costs	206	21
Decrease in long-term liabilities	(638)	(422)
Net cash used in financing activities	(432)	(401)

Effect of foreign exchange changes on cash and cash equivalents	554	(829)

Net increase in cash and cash equivalents	754	3,766
Cash and cash equivalents, beginning of period	85,443	107,491
Cash and cash equivalents, end of period	$86,197	$111,257

SIERRA WIRELESS, INC.

Reconciliation of GAAP and Non-GAAP Results

(Unaudited)

	Three months ended March 31,
(in thousands of U.S. dollars)	2011	2010

Revenue — GAAP and Non-GAAP	$144,275	$151,317

Gross margin — GAAP	$39,464	$46,334
Stock-based compensation	113	135
Gross margin — Non-GAAP	$39,577	$46,469

Loss from operations — GAAP	$(9,414)	$(4,510)
Stock-based compensation	1,632	1,695
Restructuring and other costs	325	1,611
Integration costs	540	1,846
Acquisition related amortization	3,288	3,485
Earnings (loss) from operations — Non-GAAP	$(3,629)	$4,127

Net loss — GAAP	$(7,789)	$(7,521)
Stock-based compensation, transaction, restructuring, integration and acquisition amortization costs, net of tax	5,725	8,076
Unrealized foreign exchange loss (gain)	(335)	3,658
Non-controlling interest	(32)	(85)
Net earnings — Non-GAAP	$(2,431)	$4,128

Loss per share — GAAP	$(0.25)	$(0.24)
Diluted earnings (loss) per share — Non-GAAP	$(0.08)	$0.13

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT

(Expressed as a percentage of revenue)

	Three months ended March 31,
	2011	2010

M2M	50%	59%
Mobile computing	50	41
	100%	100%

SIERRA WIRELESS, INC.

REVENUE BY PRODUCT LINE

(Expressed as a percentage of revenue)

	Three months ended March 31,
	2011	2010

AirPrime Wireless Embedded Modules	46%	53%
AirCard Mobile Broadband Devices	44	38
AirLink Intelligent Gateways and Routers	7	7
AirVantage M2M Cloud Platform and Other	3	2
	100%	100%